UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                  FAULDING INC.
                          -----------------------------

                                (Name of Issuer)

                    Common Stock (par value $0.01 per share)
                          -----------------------------

                         (Title of Class of Securities)

                                   312024 10 2
                          -----------------------------

                                 (CUSIP Number)

                                Josephine Dundon
                         c/o F.H. Faulding & Co. Limited
                               115 Sherriff Street
                         Underdale, South Australia 5032
                                    Australia
                                011-618-8205-6500
                          -----------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1997
                          -----------------------------

                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE:Six copies of this statement, including all exhibits, should be filed with the Commis- sion. See Rule 13d-1(A) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

   F.H. Faulding & Co. Limited

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:     (a)   /  /
                                                          (b)   /  /

3. SEC USE ONLY:

4. SOURCE OF FUNDS*:
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU-
   ANT TO ITEMS 2(d) or 2(e):   /   /

6. CITIZENSHIP OR PLACE OF ORGANIZATION:
   Australia

-----------------|       7.      SOLE VOTING POWER:
NUMBER OF SHARES |               9,278,692
                 |
BENEFICALLY      |       8.      SHARED VOTING POWER:
                 |
OWNED BY EACH    |
                 |       9.      SOLE DISPOSITIVE POWER:
REPORTING PERSON |               9,278,692
                 |
WITH             |      10.      SHARED DISPOSITIVE POWER:
-----------------|

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:

        15,848,770 (includes 5,005,128 shares issuable upon conversion of the Issuer's Class A Preferred Stock and 1,564,950 shares issuable upon conversion of the Issuer's Class B Preferred Stock).

12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        73.2%

14.     TYPE OF REPORTING PERSON*:
        CO


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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

   Faulding Holdings Inc.
   Fed. Emp. ID No. 52-1597982

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:     (a)   /  /
                                                          (b)   /  /

3. SEC USE ONLY:

4. SOURCE OF FUNDS*:
   AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU-
   ANT TO ITEMS 2(d) or 2(e):   /   /

6. CITIZENSHIP OR PLACE OF ORGANIZATION:
   Delaware

-----------------|       7.      SOLE VOTING POWER:
NUMBER OF SHARES |               9,278,692
                 |
BENEFICALLY      |       8.      SHARED VOTING POWER:
                 |
OWNED BY EACH    |
                 |       9.      SOLE DISPOSITIVE POWER:
REPORTING PERSON |               9,278,692
                 |
WITH             |      10.      SHARED DISPOSITIVE POWER:
-----------------|

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:

        15,848,770 (includes 5,005,128 shares issuable upon conversion of the Issuer's Class A Preferred Stock and 1,564,950 shares issuable upon conversion of the Issuer's Class B Preferred Stock).

12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*:

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        73.2%

14.     TYPE OF REPORTING PERSON*:
        CO


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*       SEE INSTRUCTIONS BEFORE FILLING OUT.  INCLUDE BOTH SIDES OF THE
        COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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



     This Statement amends and supplements the Statement on Schedule 13D dated June 3, 1985 and filed with the Securities and Exchange Commission on behalf of Faulding Holdings Inc., a Delaware corporation (the "Purchaser"), as amended by Amendment Nos. 1-8 thereto (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Faulding Inc., a Delaware corporation ("the Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.


Item 2. Identity and Background.

     Item 2 is hereby amended and supplemented by adding thereto the following:

     (a) - (c): This Statement is filed jointly on behalf of F.H. Faulding & Co. Limited, a corporation organized under the laws of South Australia, Commonwealth of Australia (the "Parent"), and Faulding Holdings Inc., a Delaware corporation wholly owned by the Parent (the "Purchaser"). The Parent's address is:

                      115 Sherriff Street
                      Underdale, South Australia  5032
                      Australia

     Since March 14, 1996, the date of Amendment No. 8 to the Schedule 13D, Richard H. Fidock resigned as a Director, and Roderick McNeil resigned as Director and Company Secretary, of the Parent. They have not been replaced on the Board of Directors of the Parent. In addition, since March 14, 1996, the following individuals have either changed titles or become Executive Officers of the Parent: Josephine M. Dundon (Vice President, Corporate Services), Peter J. Maloney (Chief Financial Officer) and Mark Laurie (Company Secretary).

     The business address for each of the above Executive Officers of the Parent is:

                      115 Sherriff Street
                      Underdale, South Australia 5032
                      Australia

     (d)-(f): During the past five years, none of the above named Executive Officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Each of the above named Executive Officers is a citizen of Australia.


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



Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding thereto the following:

     The Parent intends to use a portion of its recently announced entitlement offer to its shareholders to acquire the shares of Common Stock not currently owned by the Purchaser pursuant to the Acquisition (as hereinafter defined).

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     On June 3, 1997, the Parent made a proposal (the "Proposal") to acquire all of the outstanding shares of Common Stock not currently owned by the Purchaser at a price of US$12 per share in cash (the "Acquisition"). A copy of the letter making the Proposal is attached as Exhibit 1 hereto, and the description contained in this Statement regarding the Proposal does not purport to be complete and such description is qualified in its entirety by reference to the letter attached as Exhibit 1 hereto. A press release relating to the Proposal was issued by the Parent on June 3, 1997 (the "Press Release"). A copy of the Press Release is attached as Exhibit 2 hereto, and any description contained in this Statement relating to the Press Release does not purport to be complete and such description is qualified in its entirety by reference to the Press Release attached as Exhibit 2 hereto

     The Parent and the Purchaser intend to enter into the Acquisition in order to acquire the entire equity interest in the Issuer.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented by adding thereto the following:

     (a) The number of issued and outstanding shares of Common Stock of the Issuer is 15,094,560 (as last reported in the Issuer's report on Form 10-Q for the period ended March 31, 1997, which was filed with the Commission on May 1,
1997). The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each person named in Item 2 as of the date hereof is as follows:

          (i) The Purchaser beneficially owns 15,848,770 shares of Common Stock, including 5,005,128 shares issuable upon conversion of its 834,188 shares of Class A Preferred Stock and 1,564,950 shares issuable upon conversion of its 150,000 shares of Class B Preferred Stock. Assuming the conversion of both the Class A and B Preferred Stock, the Purchaser's ownership would be approximately 73.2% of the Issuer's then issued and outstanding shares of Common Stock.

          (ii) Mr. Piper, a Director of the Parent, beneficially owns 500 shares of Common Stock of the Issuer, which shares comprise approximately 0.0003% of the Issuer's issued and outstanding shares of Common Stock.


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



     (b) The number of shares of Common Stock as to which each person listed in paragraph (a) above has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of, is as follows:

          (i) The Purchaser currently has the sole power to vote, direct the voting of, dispose of and direct the disposition of 9,278,692 shares of the Issuer's Common Stock as of the date hereof. These shares comprise approximately 61.5% of the Issuer's issued and outstanding Common Stock.

          (ii) Mr. Piper has the sole power to vote, direct the voting of, dispose of and direct the disposition of all 500 of the shares of Common Stock that he beneficially owns.

     (c) The Purchaser is not aware of any transaction in the Common Stock of the Issuer during the past sixty days by any persons named in response to paragraph (a) above.

     (d) None

     (e) Not applicable

Item 7. Material to be filed as Exhibits

          1. Letter to Board of Directors of the Issuer, dated June 3, 1997.

          2. Press Release of Parent, dated June 3, 1997.


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


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 10, 1997

                                        F.H. FAULDING & CO. LIMITED


                                        By:    /s/ Edward D. Tweddell
                                               Edward D. Tweddell
                                               Group Managing Director



                                        FAULDING HOLDINGS INC.


                                        By:    /s/ Richard F. Moldin
                                               Richard F. Moldin
                                               Chief Executive Officer




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